

Mail Stop 4631

January 12, 2010

**Via U.S. mail and facsimile**

Mr. Andy Tsui
Chief Accounting Officer
Elixir Gaming Technologies, Inc.
Unit 2B, 29/F, The Centrium
60 Wyndham Street
Central, Hong Kong

> **RE: Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 001-32161**

Dear Mr. Tsui:

We have reviewed your response letter filed on EDGAR on December 21, 2009 and have the following additional comments. If you disagree with any comments, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

### FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity, page 40

2. We note your response to comment four from our letter dated November 24, 2009. Please revise to include a table demonstrating the components of accumulated other comprehensive income for each period presented. Alternatively, the balances of each classification within accumulated other comprehensive income can be displayed in your consolidated balance sheets or in the notes to your financial statements. Please refer to FASB ASC 220-10-55-15.

## FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2009

General

3. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three-Month and Nine-Month Periods Ended September 30, 2009 and 2008, page 18

4. We note your response to comment 14 from our letter dated November 24, 2009. Please revise your reconciliation from Net Loss to Adjusted EBITDA to remove the subtotal titled "EBITDA from continuing operations" since the measure does not appear to be discussed anywhere in your MD&A. As a related matter, if you intend to discuss Adjusted EBITDA as a liquidity measure in your MD&A, then please also reconcile it to Net Cash Flows from Operations instead of reconciling the measure to Loss from Operations.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,


Rufus Decker
Accounting Branch Chief